SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

February 28, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer

NEWS RELEASE

Smedvig preliminary results 2004

STAVANGER, Norway, February 17, 2005 — Smedvig reports preliminary consolidated operating profit for 2004 of NOK 414 million as compared to NOK 530 million in the previous year. The decrease is mainly attributable to reduced utilization of the Company’s fleet of drilling units as well as a lower US dollar Norwegian kroner exchange rate. Operating profit for the fourth quarter amounted to NOK 91 million as compared to NOK 133 million in the previous quarter.

Net financial expenses for the year were NOK 90 million as compared to NOK 38 million in the previous year. The increase primarily reflects lower net currency gains on balance sheet items denominated in US dollars. For the fourth quarter, net financial expenses amounted to NOK 23 million.

Consolidated net income for the year was NOK 451 million as compared to a net loss of NOK 88 million in 2003. While the 2003 result was negatively impacted by the outcome of the Balder litigation, the 2004 result was positively impacted by the partial reversal of the previous write-down of the drillship West Navigator. Net income for the fourth quarter was NOK 28 million as compared to net income of NOK 300 million for the previous quarter.

Earnings per share were NOK 5.60 in 2004 as compared to a loss per share of NOK 0.71 in 2003.

The proposed dividend per share is NOK 1.50 for 2004, up from NOK 1.25 in 2003.

Operating profit for Mobile Units amounted to NOK 89 million as compared to NOK 129 million in 2003. The decrease was mainly affected by the lower average NOK/US$ exchange rate and the fact that the 2003 results were positively impacted by the management of one more unit. The utilization rate for the mobile units averaged 89 percent in 2004 in line with 2003. For the fourth quarter, the operating profit was NOK 3 million as compared to NOK 48 million in the previous quarter.

Operating profit for Tender Rigs amounted to NOK 233 million as compared to NOK 326 million in 2003. The reduction was primarily due to lower utilization rate for the tender rig fleet, averaging 89 percent as compared to 94 percent in 2003. For the fourth quarter, operating profit amounted to NOK 55 million as compared to NOK 68 million in the previous quarter.

Operating profit for Well Services amounted to NOK 92 million as compared to NOK 88 million in 2003. The improvement was mainly due to the start-up of platform drilling operations on the UK continental shelf. For the fourth quarter, operating profit amounted to NOK 33 million as compared to NOK 17 million in the previous quarter.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, CEO /Alf C Thorkildsen, CFO +47 51 50 99 19

A telephone conference regarding Smedvig’s preliminary results will be arranged Thursday February 17, at 11:00 a.m. New York time, 5:00 p.m. Norwegian time. Call-in numbers are: US (800) 374-0724, International (706) 634-1387. Replays are available from February 17, 12:15 p.m. (NY) until February 27, 11:55 p.m. at US (800) 642-1687, International (706) 645-9291, access code 3988584.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

Smedvig

Income statements

Unaudited accounts in NOK mill	3Q04	4Q04	2004	4Q03	2003
Revenues
Revenues	800	864	3,081	767	3,037
Total revenues	800	864	3,081	767	3,037

Operating expenses
Personnel expenses	(364)	(443)	(1,450)	(316)	(1,347)
Operating expenses	(216)	(243)	(865)	(204)	(799)
Depreciation	(87)	(87)	(352)	(97)	(361)
Total operating expenses	(667)	(773)	(2,667)	(617)	(2,507)

Operating profit	133	91	414	150	530
Interest income	2	4	11	4	15
Interest expense	(30)	(42)	(129)	(28)	(128)
Other financial items	14	15	28	28	75
Net financial items	(14)	(23)	(90)	4	(38)

Income before other items	119	68	324	154	492
Other items
Other items	211	0	224	174	(668)

Income before income taxes	330	68	548	328	(176)
Income taxes	(30)	(40)	(97)	(66)	88

Net income (loss)	300	28	451	262	(88)
Earnings per share	3.73	0.36	5.60	3.45	(0.71)
Diluted earnings per share	3.70	0.35	5.55	3.45	(0.71)

Smedvig

Segment information

Mobile Units Division

NOK million	3Q04	4Q04	4Q03	2004	2003
Revenues	314	302	298	1,168	1,287
Operating expenses	(216)	(246)	(215)	(874)	(930)
Depreciation	(50)	(53)	(55)	(205)	(228)
Operating profit	48	3	28	89	129
EBITDA*	109	70	91	337	387

*Earnings before interests, taxes, depreciation and amortization

Tender Rigs Division

NOK million	3Q04	4Q04	4Q03	2004	2003
Revenues	255	236	255	955	911
Operating expenses	(155)	(152)	(116)	(595)	(470)
Depreciation	(32)	(29)	(37)	(127)	(115)
Operating profit	68	55	102	233	326
EBITDA*	111	96	149	403	473

*Earnings before interests, taxes, depreciation and amortization

Well Services Division

NOK million	3Q04	4Q04	4Q03	2004	2003
Revenues	231	326	213	958	838
Operating expenses	(209)	(288)	(186)	(846)	(732)
Depreciation	(5)	(5)	(5)	(20)	(18)
Operating profit	17	33	22	92	88
EBITDA*	22	38	27	112	106

*Earnings before interests, taxes, depreciation and amortization

Smedvig

Balance sheets

Unaudited accounts in NOK million	31.12.04	31.12.03
Long-term assets
Deferred taxes	170	26
Mobile units and tender rigs	6,081	5,377
Other tangible assets	128	133
Financial fixed assets	158	163
Total long-term assets	6,537	5,699

Current assets
Receivables	985	883
Cash and cash equivalents	746	993
Total current assets	1,731	1,876

Total assets	8,268	7,575

Shareholders’ equity
Paid-in capital	2,534	2,545
Retained earnings	631	517
Total shareholders’ equity	3,165	3,062

Liabilities
Provisions	211	172
Long-term interest bearing debt	3,828	3,323
Current liabilities	1,064	1,018
Total liabilities	5,103	4,513

Total shareholders’ equity and liabilities	8,268	7,575

4 Quarter 2004

MAIN EVENTS

•	Strong operating profit from the well services division

•	Reduced economic utilization for the mobile units and tender rigs divisions

•	New contracts for the tender rigs T-3, Teknik Berkat and West Alliance

•	Contract extensions for the tender rigs T-6, T-8 , T-9, the ultra-large jack-up West Epsilon and the semi-submersible rig West Alpha

•	Talisman Energy extended the platform drilling contract on Gyda by one year

RESULTS

Consolidated revenues for 2004 amounted to NOK 3,081 million as compared to NOK 3,037 million in 2003. Operating profit for the period totaled NOK 414 million as compared to NOK 530 million in 2003.

Consolidated revenues for the fourth quarter of 2004 amounted to NOK 864 million as compared to NOK 800 million for the third quarter. The growth was due to the significant increase in activity for the well services division.

Operating profit for the quarter was NOK 91 million, NOK 42 million lower than for the preceding quarter. The decrease reflects reduced contribution from the mobile units and tender rigs, both being effected by a lower US dollar Norwegian kroner exchange rate and lower utilization.

Net financial expenses for the quarter was NOK 23 million as compared to NOK 14 million in the preceding quarter. The main reason for the increase was higher interest expenses due to the acquisition of the remaining 50 percent ownership interest in the drillship West Navigator.

Income before other items was NOK 68 million for the fourth quarter down from NOK 119 million in the preceding quarter.

Income taxes for the fourth quarter was NOK 40 million as compared to NOK 30 million in the previous quarter. NOK 37 million was a result of a disputed tax claim related to the ownership interest in the semi-submersible rig West Alpha. The Company is of the opinion that this expense will be reversed at a later stage.

Net income for the quarter was NOK 28 million as compared to a profit of NOK 300 million in the third quarter which was impacted by a partial reversal of the write-down of the drillship West Navigator.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 3,282 million as compared to NOK 2,651 million in the previous quarter. Cash and cash equivalent amounted to NOK 746 million as compared to NOK 572 million at the end of the third quarter 2004.

The accounts have been prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles consistent with the accounting principles described and applied by the Company in its Annual Report.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Smedvig will with effect from January 1, 2005 prepare its financial consolidated accounts in accordance with the International Financial Reporting Standards (IFRS). In order to have comparative figures, the transition date for IFRS has been set to January 1, 2004. The implementation of the new standards will result in differences compared to the financial accounts, which is currently reported in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). The transition to IFRS is expected to have minor impact on the Company’s equity as of January 1, 2004. However, a summary of the preliminary effects is as follows:

Dividends

Under IFRS the proposed dividend will not be recorded as a liability in the balance sheet before approval by the General Meeting. As of January 1, 2004, this represents NOK 101 million.

Financial instruments

The Company applies fair value accounting for all its financial instruments.

Income taxes

Smedvig has US dollar as functional currency for a significant part of its business, although the consolidated accounts are prepared in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is adjusted for in shareholders’ equity. Income taxes related to these translations have been adjusted for in shareholders’ equity as well. However, under IFRS such taxes will be recognized in the income statement. For 2004, such taxes amounted to NOK 67 million.

Pension

Smedvig will recognize the cumulative actuarial gains and losses for defined benefit plans at the date of transition. This will lead to a decrease of approximately NOK 20 million in recorded pension liabilities on the consolidated balance sheet for 2004.

Share based option schemes

In accordance with IFRS, the Company has to amortize the fair value of the granted option over the vesting period. The estimated amortization for 2004 is NOK 14 million related to the subscription rights granted subsequent to November 7, 2002.

Tangible fixed assets

Tangible fixed assets will continue to be recorded at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component depreciation, which implies that drilling units are divided into essential components. The application of component depreciation will not have any significant effects on the Company’s accounts.

The fact that the IFRS rules were introduced quite recently means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided above. The IFRS rules are in addition subject to continuous review and approval by EU.

MOBILE UNITS

The utilization for the mobile units during the quarter was 91 percent as compared to 97 percent in the preceding quarter. The operating profit was NOK 3 million down from NOK 48 million in the previous quarter. The decrease was largely due to lower contribution from West Venture and a lower US dollar Norwegian kroner exchange rate.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field in Norway. In October, the unit experienced a seven-day off-hire period due to technical issues related to the hydraulic part of the RamRig system. This resulted in significantly reduced utilization as the economic incentive scheme is linked to an agreed benchmark. West Venture has a firm contract with Norsk Hydro that extends until August 2006.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. Statoil has exercised two of four options extending the firm contract from February to August 2005.

In October, the ultra-large jack-up West Epsilon resumed operations for BP on the Valhall field in the Norwegian sector of the North Sea. The activities on the rig had been shut down since September due to a dispute between the Norwegian Shipowners Association and the Federation of Oil Workers´ Trade Unions (OFS). BP has exercised options extending the contract for the unit to October 2005. BP has options for a further 13 wells.

2	SMEDVIG 4 QUARTER 2004

The ultra-deepwater drillship West Navigator continued drilling operations for Woodside offshore Mauritania in West Africa under a contract that extends throughout August 2005. West Navigator is thereafter slated for a two-year deepwater contract with Shell offshore Norway. The current contract portfolio is expected to keep the unit employed until fourth quarter 2007.

TENDER RIGS

The utilization for the tender rigs was 85 percent as compared to 92 percent in the preceding quarter. The lower utilization was caused by the temporary lay-up situations for T-3 and Teknik Berkat. As a result of the lower utilization and US dollar Norwegian kroner exchange rate, the operating profit decreased from NOK 68 million to NOK 55 million.

In the fourth quarter, the tender barge T-3 was laid-up in Malaysia. In early February, following a five-year mandatory classification, the unit commenced operations for Unocal in Thailand. T-4 and T-7 continued their work for Unocal in Thailand while T-6 worked for Petronas Carigali in Malaysia. The contract for T-6 with Petronas Carigali was extended by one year to January 2006. The newbuild T-9 performed drilling operations for ExxonMobil in Malaysia. In October, the original contract for T-9 was extended by one year to January 2006. In mid-November, Teknik Berkat commenced operations under an eight-month contract for Petronas Carigali following a short off-hire period. The semi-tender West Alliance continued deepwater-drilling operations for Unocal in Indonesia during the quarter. In early January, the unit was relocated to Sarawak in order to commence operations under a new 12 months contract with Shell. The semi-tender West Pelaut performed drilling operations for Shell in Brunei. The barge T-8 and semi-tender West Menang continued operations for Total in Congo, West Africa. In November, the contract for T-8 was prolonged from March to December 2005.

WELL SERVICES

The operations for the well services division proceeded satisfactorily during the quarter. The operating profit of NOK 33 million for the fourth quarter represented an increase of NOK 16 million compared to the previous quarter. The increase was due to higher drilling activity in both Norway and the UK.

At the end of October, the dispute between the Norwegian Shipowners Association and the Federation of Oil Workers´ Trade Unions (OFS) ended and Smedvig could resume operations for Statoil on the Statfjord A, B and C platforms and for BP on the Valhall injection platform. During the quarter, Smedvig performed platform drilling and maintenance activities on Statoil’s Veslefrikk field as well as starting operations on the Gullfaks A, B and C platforms. For BP, Smedvig continued operations on the Ula and Valhall platforms and performed drilling operations and maintenance work for Talisman Energy on the Gyda field. On the UK Continental Shelf Smedvig performed drilling and maintenance activities for Shell on several platforms including Brent B and North Cormorant. For the wireline operations in Norway the activity level remained sound and in line with previous quarters.

THE NORWEGIAN TAX SCHEME FOR SHIP OWNING AND OFFSHORE COMPANIES

Since 1996 the majority of Smedvig’s drilling units has been part of the Norwegian tax scheme for ship owning and offshore companies, a taxation system where the tax on profits is deferred until the point in time when the profits are distributed as dividend, or the company decides to exit the special tax system.

Through the EEA agreement Norway is bound by the rules and regulations in EU. For state subsidies EU has set up certain guidelines known as the State Aid Guidelines. These guidelines have recently been revised with a deadline for implementing the amendments in the national legislation set at June 30, 2005. One element in the revised guidelines is the definition of activities known as “maritime transport”. In this connection some uncertainty has been introduced to whether mobile units in the offshore oil and gas industry will qualify as “maritime transport” in the future. If such units are excluded from the definition this could trigger an exit for Smedvig’s drilling rigs from the Norwegian tax scheme for ship owning and offshore companies.

Smedvig has been informed that the authorities are reviewing this issue.

PROSPECTS

In 2004, the market environment for mobile units improved significantly. The utilization rates increased in all market segments with the sharpest increase in activity experienced in the mid-water segment for semi-submersible rigs in the North Sea. In this region, the utilization rate for semi-submersible rigs rose from 55 percent to 83 percent and the number of active rigs in Norway increased from nine to 14. Oil companies have indicated that spending on exploration and production activities in the North Sea will increase further in 2005, which suggests that the positive market sentiment will continue for the next years.

After some idle time for two of the tender rigs in the second half of 2004, all of the Company’s tender rigs are now on contracts. Over the next years, the demand for tender rigs is expected to remain strong based on sound activity in both Southeast Asia and West Africa. As a supplement to the tender-rig operations in the conventional water depths, the tender rig concept has been developed to include deeper waters. In deeper waters, tender rigs in combination with floating production platforms are providing oil companies with a cost effective field development solution. Feedback from oil companies suggests that several field developments based on this concept are being evaluated.

For the well services division the activity increased significantly in the second half of 2004 due to the start-up of operations in the UK for Shell and the award of the contract for the Gullfaks platforms in Norway for Statoil. The higher activity for this division is expected to continue in 2005, as the full effects of the new contracts come into effect. Going forward, Smedvig expects that new technology in combination with favorable oil prices will make it attractive for oil companies to increase the recovery rate for mature oil fields. This should create a sound demand for traditional engineering and platform drilling service.

At present, the Company has a backlog of drilling contracts averaging 16 months for the mobile units, 18 months for the tender rigs as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound.

Stavanger, February 17, 2005

The Board of Directors

of Smedvig asa

SMEDVIG 4 QUARTER 2004	3

Key figures

	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03
Operating margin (%)	11	17	17	9	20	22
Equity ratio (%)	38	47	43	43	40	42
Return on equity (%) (annualized)	3	36	14	1	34	17
Return on total capital (%) (annualized)	5	7	7	3	8	10
Earnings per share (NOK)	0.36	3.73	1.37	0.14	3.45	1.69
Interest coverage ratio	2.62	12.00	5.29	1.65	12.71	9.9

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

4	SMEDVIG 4 QUARTER 2004

Shareholder information
	4Q04	3Q04	2Q04	1Q04	4Q03	3Q03
Share price Class A shares	102	88	76	64	51	46
Share price Class B shares	82	73	64	53	43	37
Non Norwegian ownership
Class A shares (%)	38.7	36.2	33.6	32.9	31.5	32.3
Non Norwegian ownership
Class B shares (%)	28.6	27.6	23.0	24.1	20.7	25.8
Total number of shares (1,000)	82,284	82,284	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	7,827	6,807	5,985	4,962	3,966	3,557

ACCOUNTS

	Unaudited accounts in NOK mill.	3Q04	4Q04	4Q03	2004	2003
	Revenues	314	302	298	1,168	1,287
	Operating expenses	(216)	(246)	(215)	(874)	(930)
	Depreciation	(50)	(53)	(55)	(205)	(228)
	Operating profit	48	3	28	89	129
	EBITDA*	109	70	91	337	387

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

	Unaudited accounts in NOK mill.	3Q04	4Q04	4Q03	2004	2003
	Revenues	255	236	255	955	911
	Operating expenses	(155)	(152)	(116)	(595)	(470)
	Depreciation	(32)	(29)	(37)	(127)	(115)
	Operating profit	68	55	102	233	326
	EBITDA*	111	96	149	403	473

*	Earnings before interests, taxes, depreciation and amortization.

ACCOUNTS

	Unaudited accounts in NOK mill.	3Q04	4Q04	4Q03	2004	2003
	Revenues	231	326	213	958	838
	Operating expenses	(209)	(288)	(186)	(846)	(732)
	Depreciation	(5)	(5)	(5)	(20)	(18)
	Operating profit	17	33	22	92	88
	EBITDA*	22	38	27	112	106

*	Earnings before interests, taxes, depreciation and amortization.

SMEDVIG 4 QUARTER 2004	5

Income Statements

Unaudited accounts in NOK mill.	3Q04	4Q04	2004	4Q03	2003
REVENUE
Revenues	800	864	3,081	767	3,037
Total revenues	800	864	3,081	767	3,037

OPERATING EXPENSES
Personnel expenses	(364)	(443)	(1,450)	(316)	(1,347)
Operating expenses	(216)	(243)	(865)	(204)	(799)
Depreciation	(87)	(87)	(352)	(97)	(361)
Total operating expenses	(667)	(773)	(2,667)	(617)	(2,507)

Operating profit	133	91	414	150	530
Interest income	2	4	11	4	15
Interest expense	(30)	(42)	(129)	(28)	(128)
Other financial items	14	15	28	28	75
Net financial items	(14)	(23)	(90)	4	(38)

Income before other items	119	68	324	154	492

Other items	211	0	224	174	(668)

Income before income taxes	330	68	548	328	(176)
Income taxes	(30)	(40)	(97)	(66)	88

Net income	300	28	451	262	(88)
Earnings per share	3.73	0.36	5.60	3.45	(0.71)
Diluted earnings per share	3.70	0.35	5.55	3.45	(0.71)

Balance Sheets

Unaudited accounts in NOK mill.	31.12.04	31.12.03
LONG - TERM ASSETS
Deferred taxes	170	26
Mobile units and tender rigs	6,081	5,377
Other tangible assets	128	133
Financial fixed assets	158	163
Total long-term assets	6,537	5,699

CURRENT ASSETS
Receivables	985	883
Cash and cash equivalents	746	993
Total current assets	1,731	1,876

Total assets	8,268	7,575

SHAREHOLDERS’ EQUITY
Paid-in capital	2,534	2,545
Retained earnings	631	517
Total shareholders’ equity	3,165	3,062

LIABILITIES
Provisions	211	172
Long-term interest bearing debt	3,828	3,323
Current liabilities	1,064	1,018
Total liabilities	5,103	4,513

Total shareholders’ equity and liabilities	8,268	7,575

6	SMEDVIG 4 QUARTER 2004

Statement of Cash flows

Unaudited accounts in NOK mill.	2004	2003
Net income (net loss)	451	(88)
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of previous write-down of assets	(209)	0
Depreciation and expenses for periodic overhauls	435	423
Change in working capital	(90)	(64)
Net cash flow provided by operating activities	587	271
Net cash flow used in investing activities	(1,425)	(472)
Net cash flow provided by (used in) financing activities	608	610
Effect of exchange rate changes on cash and cash equivalents	(17)	(14)
Net decrease in cash and cash equivalents	(247)	395
Cash and cash equivalents - beginning of year	993	598
Cash and cash equivalents - end of period	746	993

Equity reconciliation

Unaudited accounts in NOK mill.	31.12.04	31.12.03
Equity - beginning of year	3,062	3,379
Net income for the period	451	(88)
Treasury shares	(69)	(30)
Proposed dividend	(120)	(101)
Foreign currency adjustments	(159)	(98)
Equity - end of period	3,165	3,062

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	2004	2003
Consolidated net income in accordance with Norwegian GAAP	451	(88)
Minority interests	0	30
Adjustment for US GAAP:
Deferred taxes	(105)	(180)
Disposal of mobile unit	0	301
Partial reversal of previous write-down	(209)	0
Other adjustments	2	1
Net income in accordance with US GAAP	139	64

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	31.12.04	31.12.03
Consolidated shareholders’ equity in accordance with Norwegian GAAP	3,165	3,062
Adjustment for US GAAP:
Deferred taxes	(935)	(738)
Partial reversal of previous write-down	(209)	0
Dividends	120	101
Other adjustments	6	4
Shareholders’ equity in accordance with US GAAP	2,147	2,429

SMEDVIG 4 QUARTER 2004	7

SMEDVIG asa
Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

NEWS RELEASE

Smedvig secures deepwater contract for the newbuild West Setia

STAVANGER, Norway, February 28, 2005 – Smedvig has been awarded a letter of intent by Murphy Sabah Oil Co. Ltd for the new self-erecting semi-tender rig West Setia. The production drilling assignment has a duration of approximately 800 days, and the contract value is estimated to US$ 60 million. Commencement of operations is scheduled for September/October 2006.

West Setia is presently under construction, scheduled to be delivered in August 2005. The new semi-tender is based on a similar but improved design and specification as Smedvig’s West Alliance. West Setia is designed for both shallow and deepwater drilling operations in combination with dry well wellhead platforms. For deepwater this is mainly tension-leg platforms (TLP’s) or Spar platforms. This deepwater development drilling concept is expected to give significantly lower drilling costs, lower capital expenditure and more cost-effective well intervention and maintenance.

West Setia is to drill production wells in combination with a Spar platform on the Kikeh field at a water depth of approximately 1000 meters offshore Malaysia.

Final contract award is subject to approval by Petronas Bhd.

Ståle Rød, Managing Director in Smedvig Asia says: “This is the first ever project where a tender rig is being utilized for drilling from a Spar platform. Smedvig was also the first ever to utilize a tender rig to drill from a deepwater TLP wellhead platform offshore Indonesia in 2003. This is a concept now being recognized as a very cost effective drilling solution for deepwater developments”.

Analyst Contact/Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements.

For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no